EXHIBIT 99.1

Blue Hat Announces Receipt of Nasdaq Delisting Notice Subject to Hearing Request

Xiamen, China – January 28, 2025: Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), today announced that on January 24, 2025, it has received a letter from The Nasdaq Stock Market LLC (“Nasdaq”), notifying that the Company is not in compliance with Nasdaq Listing Rule 5810(c)(3)(A)(iii) (the “Low Priced Stocks Rule”), as the Company’s securities had a closing bid price of $0.10 or less for ten consecutive trading days from January 8, 2025 through January 23, 2025. The letter indicated that, as a result, the Nasdaq staff has determined to delist the Company’s ordinary shares from The Nasdaq Capital Market (the “Delisting Determination”).

As previously reported, on September 6, 2024, Nasdaq notified the Company that the bid price of its listed securities had closed at less than $1.00 per share over the previous 30 consecutive business days and, as a result, did not comply with Listing Rule 5550(a)(2). The Company was provided 180 calendar days, or until March 5, 2025, to regain compliance with this rule. The Delisting Determination ended the aforementioned compliance period before its expiration because the Company’s stock prices have triggered the Low Priced Stocks Rule. The Company was provided until January 31, 2025 to request an appeal of the Delisting Determination to the hearing panel.

The Company intends to request such hearing to appeal the Delisting Determination before that date, which will stay the suspension of its securities from the date of the request, during which time such securities will continue to be listed on The Nasdaq Capital Market.

If the Company fails to request an appeal of the Delisting Determination by January 31, 2025, trading of the Company’s ordinary shares will be suspended at the opening of business on February 4, 2025, and a Form 25-NSE will be filed with the Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

The Company is considering all potential options available to it to regain compliance with the aforementioned rules, including seeking shareholders’ approval for a reverse stock split.

About Blue Hat

Blue Hat was formerly a provider of communication services, as well as a producer, developer, and operator of AR interactive entertainment games, toys, and educational materials in China. Leveraging years of technological accumulation and unique patented technology, Blue Hat is expanding its business to commodity trading, aiming to become a leading intelligent commodity trader worldwide. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com. The Company routinely provides important information on its website.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company’s SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Blue Hat Interactive Entertainment Technology
Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net